Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

June 26, 2025

CONFIDENTIAL AND VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AI Infrastructure Acquisition Corp.
Confidential Submission of a Draft Registration Statement on Form S-1
Submitted June 25, 2025

On behalf of our client, AI Infrastructure Acquisition Corp., a Cayman Islands exempted company (the “Company”), we hereby submit a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) relating to the proposed initial public offering of the Company’s units, consisting of Class A ordinary shares and rights to receive Class A ordinary shares. Consistent with the procedures of the Securities and Exchange Commission (the “Commission”) and applicable provisions of the Securities Act of 1933, as amended, the Draft Registration Statement excludes certain information that will be included in a public filing.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that it will publicly file its Registration Statement at least two business days prior to any requested effective date and time.

Thank you for your review and consideration. If you have any questions, please contact me at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Michael Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.

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